

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2012

Via E-mail
Denise R. Cade
Senior Vice President, General Counsel and Corporate Secretary
SunCoke Energy Partners, L.P.
1011 Warrenville Road, Suite 600
Lisle, Illinois 60532

> **Re: SunCoke Energy Partners, L.P.**
> **Registration Statement on Form S-1**
> **Filed August 8, 2012**
> **File No. 333-183162**

Dear Ms. Cade:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that we will process this filing and any amendments without a price range. Because the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas upon which we have not previously commented.

2. As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of units offered and the mid-point of the offering price range, or the number of units to be offered on the cover. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range,

maximum number of units, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

3. Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance

4. Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

5. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

6. Please revise your cover page to disclose in the bullet point list of risks that (1) on a pro forma basis you would not have generated sufficient cash to pay the full minimum quarterly distributions on the common and subordinated units for the year ended December 31, 2011 and the twelve months ended June 30, 2012; and (2) your tax treatment depends on your status as a partnership and if you do not qualify as a partnership, the cash available for distributions will be substantially reduced.

Table of Contents

7. Please remove the sentence in the paragraph under the table of contents that advises investors that information is accurate only as of the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Summary, page 1

Organizational Structure, page 8

8. Please disclose the percentage of common units held by your sponsor both if the over-allotment option is and is not exercised by the underwriters. Please also include

disclosure showing the sponsor's percentage ownership in both scenarios throughout your filing, as applicable.

The Offering, page 9

Cash Distributions, page 10

9. Please revise your disclosure here, and elsewhere as appropriate to clearly state that on a pro forma basis you would not have generated sufficient cash to pay the full minimum quarterly distributions on the common and subordinated units for the year ended December 31, 2011 and the twelve months ended June 30, 2012.

Summary Historical and Pro Forma Financial and Operating Data, page 13

10. We note that you present Adjusted EBITDA to aid investors and lenders in understanding your performance without regard to financing methods, capital structure or income taxes, which would suggest that Adjusted EBITDA is presented as a performance measure. We further note your disclosure that you present Adjusted EBITDA to demonstrate your ability to generate cash to pay interest, to make distributions, and to fund capital expenditures. This disclosure would suggest that Adjusted EBITDA is presented as a liquidity measure. If you intend to present Adjusted EBITDA as a liquidity measure, please reconcile this non-GAAP measure to operating cash flows for each period presented. Please refer to Item 10(e)(1)(i) of Regulation S-K.

11. We further note that you present Adjusted EBITDA to allow investors and lenders to assess your compliance with certain financial covenants applicable to your indebtedness. Please provide the disclosures suggested by Question 102.09 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures when presenting a non-GAAP measure that is part of a material financial covenant to your debt agreement.

Material Federal Income Tax Consequences, page 13

12. Please revise your disclosure to include a brief discussion of the material tax consequences so that you are not solely cross-referencing to the more detailed discussion. Please also disclose the identity of counsel who is rendering the opinion at each place in the prospectus where you discuss the tax consequences of investing in your securities.

Risk Factors, page 18

General

13. Please revise this section to present related risk factors in separate subsections. For example, your first subsection "Risks Inherent in Our Business" includes risks related to your structure and your relationship with your sponsor, as well as risks related to your

business and industry in general. For example, on page 26, you present risks regarding your right of first offer to acquire certain of your sponsor's assets, but also discuss risks relating to excess capacity in the steel industry. Please revise this section accordingly.

Use of Proceeds, page 44

14. We note that you intend to use $82.5 million of the proceeds to repay SunCoke Energy, Inc. for capital expenditures. Please confirm to us that the $82.5 million has been recognized as a liability in your historical financial statements. Otherwise, please revise your disclosure to clarify that the $82.5 million will be recognized as a distribution to your sponsor. We also note your statement that additional proceeds will be used to pay your sponsor a distribution. Please revise your disclosure to state the amount of the additional distribution. Finally, to the extent that the total distribution made to your sponsor exceeds net income for fiscal year 2011, please address the presentation and disclosure requirements per SAB Topic 1:B.3 in your pro forma financial statements and in your historical financial statements.

15. We note that $225 million of the proceeds will be used to repay term loan debt assumed from your sponsor. Please disclose the interest rate and maturity of the indebtedness. See Instruction 4 to Item 504 of Regulation S-K.

Cash Distribution Policy and Restrictions on Distributions, page 47

16. We note your presentation of pro forma cash available for distribution. Please tell us how you determined this presentation complies with the requirements in Article 11 of Regulation S-X for the presentation of pro forma financial information. The presentation appears to be a pro forma cash flow presentation. Therefore, it would appear as though an Article 11 of Regulation S-X compliant presentation would be a tabular presentation of the historical cash flow statement, factually supportable adjustments, and then the pro forma financial information. Please advise.

17. We note your presentation of the measure, Cash Available for Distribution. This measure appears to be a non-GAAP measure. Based on the title and the purpose of the measure, it appears to be a liquidity measure. As such, please tell us your consideration of providing the disclosures required by Item 10(e)(1)(i) of Regulation S-K, including the reconciliation to a US GAAP liquidity measure. Please also refer to the guidance in Question 102.07 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures for additional guidance. We may have further comment.

18. Regarding your current presentation of the calculation of Cash Available for Distribution, it appears that your presentation does not address certain items that require the use of cash – working capital, debt repayments, expansion capital expenditures, et cetera. Please include these items and any other uses of cash, as referenced in your liquidity section of MD&A, in your presentation, even if the consideration is zero. This will allow

an investor to fully understand how all of your material uses of cash are impacting cash distributions. Please also address this issue in your forecast presentation on page 55 of the Form S-1.

19. We note your disclosure on page 61 of the Form S-1, in which you note that distributions will either be related to "operating surplus" or "capital surplus". Please tell us your consideration of disclosing your operating surplus and capital surplus for fiscal year 2011 and providing investors with an understanding as to how your operating surplus and capital surplus correlates to your estimated Cash Available for Distribution.

20. We note that you intend to present Estimated Cash Available for Distribution for fiscal year 2013 on page 55 of the Form S-1. Please tell us your consideration of the guidance in Item 10(b)(2) of Regulation S-K to disclose a range of projections for sales and other operating revenue, net income, and estimated cash available for distribution based on varying reasonable assumptions.

21. As you are presenting a forecast of a non-GAAP measure (i.e., Estimated Cash Available for Distribution), please also address the need to provide the disclosures required by Item 10(e)(1) of Regulation S-K, including reconciliation to the most directly comparable US GAAP measure (e.g., cash flows from operations for liquidity measures).

22. Please remove the language in the last paragraph on page 54 stating that you do not undertake any obligation to update your assumptions to reflect events or circumstances after the date of the prospectus. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 79

Items Impacting Comparability, page 81

23. We note your disclosure on page 59 of Form S-1 that the energy producing subsidiaries are not expected to be subject to income tax expense, as they are considered disregarded entities for tax purposes. Please provide this explanation with your disclosures in MD&A. Please also provide disclosure that clarifies the facts and circumstances that would result in your energy producing subsidiaries to no longer be considered disregarded entities for tax purposes.

24. For your analysis of the six months interim periods presented, please expand upon costs and operating expenses to clarify why depreciation was accelerated for certain assets. Please also tell us your consideration of the guidance in ASC 250-10-45-17 – 45-20 and the corresponding disclosure requirements in ASC 250-10-50-4 for a change in estimate.

Finally, please explain why corporate allocations were lower for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011.

Results of Operations, page 82

25. We note your disclosure on page 80 that the largest cost component of your coke is the cost of purchased coal and, provided you realize certain targeted coal-to-coke yields, coal costs are a pass-through component of the coke price. However, if you do not realize such coal-to-coke yields, you are responsible for the cost of the additional coal used in the cokemaking process. Please revise your disclosure to indicate whether the Haverhill or Middletown facilities have historically been able to meet such coal-to-coke yields, and if not, please disclose the impact to results of operations.

Liquidity and Capital Resources, page 84

26. Please revise your disclosure to describe in appropriate detail all material restrictions or limitations on the payment of distributions contained in your debt instruments or other agreements. Please refer to your cross-reference on page 47.

Cash Provided by (Used in) Operating Activities, page 85

27. We note your disclosure on page 86 that net cash provided by operating activities increased for the year ended December 31, 2010 as compared to December 31, 2009, due in part to "the timing of coal payments." Please revise your disclosure to explain how the timing of such payments contributed to the increase in net cash provided by operating activities.

New Revolving Credit Facility, page 86

Senior Notes, page 87

28. Please confirm that you will file a form of the New Revolving Credit Facility as well as the agreements relating to the issuance of the Senior Notes in a future amendment to the registration statement. Please confirm that any "form of" agreement that you plan to file will be consistent with Instruction 1 to Item 601 of Regulation S-K, and that any "form of" agreement that deviates from the final agreement in any other way will be re-filed accordingly.

29. Please revise your disclosure in this section to include a discussion of the material financial tests and covenants in your new revolving credit facility and under your senior notes. We note your statement on page 47 that you will be subject to restrictions on distributions under the senior notes and the revolving credit facility, and that the financial covenants are described in this section. Please revise accordingly.

Contractual Obligations, page 88

30. Please include your long-term debt and corresponding interest payments in your contractual obligations table as of December 31, 2011. Please refer to Item 303(a)(5) of Regulation S-K for guidance.

Business, page 97

General

31. Please file the following agreements as exhibits to the registration statement, or, alternatively, please tell us why you are not required to do so:

  • Haverhill's Steam Supply and Purchase Agreement;

  • Material energy sales agreements with other parties for the sale of electricity by Middletown and Haverhill; and

  • Long-term rail transportation agreements for delivery of coke to ArcelorMittal.

Environmental Matters and Compliance, page 113

32. We note your disclosure regarding the cost of expected projects relating to energy recovery systems and the enhancement of environmental performance at your Haverhill facility. Please also disclose the material estimated capital expenditures for environmental control facilities for the remainder of the fiscal year, for the succeeding fiscal year, and for further periods as material. See Item 101(c)(1)(xii) of Regulation S-K.

Executive Compensation and Other Information, page 117

33. We note your disclosure that you do not directly employ any of the persons responsible for managing your business, but that you will reimburse your sponsor for the services provided to you by your sponsor's employees, including your executive officers. With a view toward future filings, please inform us of your intent to disclose the compensation awarded to, earned by, or paid to the named executive officers and directors for all services rendered in all capacities to you and your subsidiaries, even where such compensation is paid by your sponsor. See Item 402(a)(2) of Regulation S-K and refer to Regulation S-K Questions 217.03 and 217.08 in the Division of Corporation Finance's Compliance & Disclosure Interpretations.

Certain Relationships and Related Party Transactions, page 120

34. Please revise your disclosure to include the information required by Item 404 of Regulation S-K with respect to your assumption of debt from your sponsor, as discussed on page 44.

35. Please disclose any fee that you will pay to your sponsor for the non-exclusive right to use your sponsor's current and future cokemaking and related technology.

36. Please file the contribution agreement and license agreement with your sponsor as exhibits to the registration statement.

Applicable Law; Forum; Venue and Jurisdiction, page 136

37. We note your disclosure regarding forum selection on page 136. Several lawsuits are currently challenging the validity of choice of forum provisions. Please disclose that although you have included a choice of forum clause in your partnership agreement, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Registration Rights, page 147

38. We note that you intend to enter into a registration rights agreement with your sponsor. Please file the executed version of this agreement as an exhibit to your registration statement.

Material U.S. Federal Income Tax Consequences, page 150

Taxation of the Partnership, page 150

Partnership Status, page 150

39. We note that you are providing a firm conclusion regarding your treatment as a partnership for federal tax purposes. Accordingly, please remove the word "generally" from this discussion and please delete the first sentence in this section statement that you "expect" to be treated as a partnership. See Section II.C. of Staff Legal Bulletin No. 19 (Oct. 14, 2011) and Item 12 of Industry Guide 5.

Tax Consequences of Unit Ownership, page 152

40. Please revise this section to remove the uncertainty that appears throughout this section, such as under "Treatment of Distributions," "Limitations on Deductibility of Losses," "Limitations on Interest Deductions," etc. In particular, please remove the words "generally" and "may" from the discussion and instead provide a "will" opinion. Alternatively, please revise to clearly state that the opinion is subject to a degree of

uncertainty and describe the degree of uncertainty, explain why a "will" opinion cannot be provided, and provide adequate risk factor disclosure setting forth the tax risks to investors.

Underwriting, page 164

Relationships, page 167

41. Please disclose any interest that either of the underwriters may have in your new credit facility agreement or in your planned issuance of the senior notes.

Experts, page 170

42. Please include a reference to your consolidated balance sheet that has also been audited by Ernst & Young LLP.

Unaudited Pro Forma Combined Financial Statements, page F-2

43. We note that you have presented pro forma adjustments related to your capital structure, the contribution of the 60% ownership interest in the entities that own the Haverhill and Middletown facilities by your sponsor, and your use of the offering proceeds and the entry into a new $100 million revolving credit facility and the issuance of $150 million senior notes on a combined basis. Please revise your disclosures to clarify that completion of this offering is contingent upon the issuance of the $150 million senior notes and the entry into the new $100 million revolving credit facility. If the offering is not contingent upon the senior notes and revolving credit facility, please separately present the impact of the offering from the impact of the new debt facilities. Please refer to Instruction 6 to Article 11-02 of Regulation S-X for guidance.

44. Please revise your disclosure for pro forma adjustment (i) to provide investors with your calculation of noncontrolling interest held by SunCoke. For example, please disclose the total assets and total liabilities from the entities that own the Haverhill and Middletown facilities. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

45. Please explain to us how you determined pro forma adjustment (o) is factually supportable. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance. To the extent that you are able to demonstrate that the adjustment is factually supportable, please provide a more comprehensive discussion of the allocation methodology that you and your sponsor have agreed to use following the offering, including how you calculated the adjustments, and an explanation as to why this allocation methodology was not appropriate for purposes of including historical expenses in your historical combined financial statements in accordance with SAB Topic 1:B.1.

46. We note your disclosure on page 2 that you will license the heat recovery technology from your sponsor. Please tell us your consideration of the guidance in Article 11-02(b)(6) of Regulation S-X for either reflecting the licensing agreement in your pro forma financial statements or including a footnote to disclose the material terms that you anticipate will be included in a licensing agreement with your sponsor.

SunCoke Energy Partners Predecessor
1. General, page F-15
Description of Business and Basis of Presentation, page F-15

47. Please disclose when Haverhill commenced operations.

3. Related Party Transactions, page F-17
Allocated Expenses, page F-18

48. Please revise your disclosures to disclose the allocation methods used for the costs that cannot be allocated through the specific identification method (i.e., headcount or payroll dollars, estimated time, etc. Please refer to ASC 225-10-S99-3 (i.e., Question 2 of SAB Topic 1:B.1) for guidance.

4. Customer Concentrations, page F-18

49. Please disclose the amount of coke sales to OAO Severstal during fiscal year 2009, or confirm to us that these sales were less than 10% of fiscal year 2009 coke sales.

5. Income Taxes, page F-19

50. Please provide the disclosures required by ASC 740-10-5-15.

12. Fair Value Measurements, page F-23

51. Please disclose the fair value of the interest rate swaps recognized in the combined balance sheets for each period presented.

Undertakings

52. Please revise the undertaking that appears on page II-3 to clarify that the statement provided to unitholders will include disclosure relating to transactions with the "General Partner or its affiliates" instead of with the "registrant." See Item 20.B. of Industry Guide 5.

Exhibits

53. Please file all required exhibits, such as the underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement becomes effective.

54. We note that you have requested confidential treatment for certain exhibits. To the extent that we have comments on your request, please note that we will issue them in a separate letter. Please further note that all comments on your request must be resolved before we will entertain a request to accelerate the effective date of your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Smith, Staff Accountant, at 202-551-3736 or Al Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Rachel A. Packer, Esq. (*via E-mail*)
        Vinson & Elkins LLP